UNIVOICE

Learn Languages
Through Music, Not Flashcards

The biggest pain points in e-language learning

Lack of engagement ✚ **Lack of retention**



Average 30-Day Mobile User Retention %
Source: Statista
Banking
News
Sports
Streaming
Music
Education
0.0%
5.0%
10.0%
15.0%

Out of 31 industries, e-Learning had lowest retention in 2020, at 2.5%

Univoice is setting a new standard

We surpassed industry standard by 10X, reaching 22.6% retention

Average 30-Day Mobile User Retention %

Source: Statista



Univoice
Banking
News
Sports
Streaming
Music
Education
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%

Univoice is the 1st mobile app that teaches languages through music



(***click image*** *for video)*

74% of students using music recall text after-the-fact

A *new* language tool unlike the rest

Music maintains interest

Engaging & informative

Contextually relevant

Long-term retention

Addicting and game-ified

VS.

Shortcomings of current language tools

Boring and instructional

Too academic

Endless repetition

Short-term focused

Lacks “stickiness”

We're ***disrupting the competition***

Features	Univoice	Duolingo	Babbel	Busuu
Slang, idiomatic, and proper language	✓	✗	✗	✗
Pronunciation accuracy assessment	✓	✓	✗	✗
Language flexible - from / to any language	✓	✗	✗	✗
Gamification	✓	✓	✓	✗
Auditory, visual, and speech	✓	✓	✓	✗
Cost of program	$	N/A	$ $	$
User Count	6000 users	330M users	50M users	90M users
Revenue	Growing	$90M	$130M	$90M

Our ***market opportunity*** starts at $250+ Million

$248
Million

Our Market Opportunity

1.7% share of mobile/web app market

$13.6*
Billion

Digital Language Learning

Source: Verified Market Research

$51.9
Billion

Global Language Learning

Source: Statista

**Projected to reach $25.7 billion by 2027*

Meet the Univoice Executive Team



Greg Nicholson
Head of User Acquisition (UA)

Led UA for 3 early stage startups on to acquisitions, sum totaling ~$1B

Microsoft



Sami Halabi
CEO / Founder

Speaks 5 languages; managed top teams in Fortune 100 space

ORACLE



Bryan Riester
Head of Ops & Product Dev

14 years of product dev; awarded by U.S. Department of Logistics

Couchbase



C. Enrique Ortiz
Head of Engineering

30 years in tech; SXSW advisory board, Top 50 Mobile Influencer

amazon

Our Board of Advisors



Ian Henderson
Music Industry

Former Head of Label Licensing at
Spotify



Puran Parsani
User Acquisition

Former Head of Int'l Growth at
Babbel



Ram Alagianambi
Product & UX

Former Senior Product Manager at
amazon



Eugene Bond
Technology

Former Head of Engineering at
Babbel



Kris Laumann
Corporate Strategy

Founded & sold LingoVentura to
Babbel

Our *usage stats* are phenomenal

April 7, 2021 - May 7, 2021

NEW DEVICES

934

Up 58% MoM

TOTAL SESSIONS

3,100

Up 35% MoM


SESSION LENGTH
CURRENT RANGE
0sec-3sec
3sec-10sec
10sec-30sec
30sec-60sec
1min-3min
3min-10min
10min-30min
30min+
0
200
400
600
800
1000
Top 30% of users
exceeding e-Learning
engagement standards

Our ***business model*** is sticky and scalable

Q1 2021

Subscription

Premium	
All content access, in all 4 languages	
Weekly	$2.99
Monthly	$8.99
Quarterly	$17.99
Bi-Annual	$35.99

Q4 2021

Subscription & In-Store Credits

Premium	
All content access, in all 4 languages	
Weekly	$2.99
Monthly	$8.99
Quarterly	$17.99
Bi-Annual	$35.99

Single Plays	
Buy additional plays a la carte	
1 Play	$0.99
3 Plays	$1.99
5 Plays	$3.49
10 Plays	$6.99

Our <u>*Go To Market*</u> is predictable and repeatable

Channels

[*Paid Social*] FB + IG Ads

Monthly Spend	$2,625
Target Downloads	1,810

[*Paid Media*] Apple Search

Monthly Spend	$2,100
Target Downloads	1,489

Key Results

- ❖ Since Feb, we've reduced customer acquisition costs *by 30%*
- ❖ By July, we project *another 30% reduction* ($4.55 per download)

We will ***break even*** by 2023

	2021	2022	2023	2024
New Users*	243,750	693,750	1,395,625	1,862,625
Revenue*	$269,842	$1.0M	$2.8M	$4.9M
Net income	($598,654)	($559,459)	$112,020	$1,469,795

Disclaimer: these forward-looking projections cannot be guaranteed

**Note*: *forecasted user & revenue counts are based on growth rates of competing language e-learning platforms*

Full financials available & can be shared upon request

We're ***actively fundraising*** in a priced equity round

Raised ➡ **$570,000** of **$1,480,000** pre-seed

Remaining **$910,000** scaling capital

Use of Funds

Operations, IT [18%]
Operating Budget, Music Licensing, Song Library & Language Expansion

Human Capital [45%]
New Hires in Tech & Marketing, Scale Part-Time Contractors to Full-Time

Marketing & Advertising [37%]
Marketing Content Creation, Advertising

Deal Terms

- $5M pre-money valuation
- Reg D: common equity
  - *Accredited + unaccredited*
- Reg D: preferred equity
  - *Accredited only*

We plan to *exit* by 2026 - 2027

Company Roadmap

2022
Optimize marketing per campaign insights & develop AI algorithm

2023
Penetrate the enterprise space & release at-home edition (Apple TV bundle)

2024
Launch Univoice Travel, targeting key travel partners and affiliates

2025
Launch Univoice EDU, with capabilities for teachers & parents

2027
$10M+ rev, enterprise & EDU clients, AI algorithm with 5+ years of training

Recent Industry Acquisitions

Startup	Acquirer	Sale Price	Revenue	Multiple
Rosetta Stone	Cambium Learning	$800M	$180M	4.5x
Lingoventura	Babbel	$10M	$1M	10x

Looking forward to discussing your investment in Univoice:

Sami Halabi

254-718-5371

sami.halabi@univoice.app

Appendix

Univoice is ***easy to use*** & highly ***addicting***

1



Univoice
Select the Language you would like to learn
English
Spanish
German
French

Select Your Target Language

2



Genres
Top's 40
View All (146)
New Rules
#Dua Lipa
Finesse
#Bruno Mars
Country
View All (181)
Blue Ain't Your Color
#Keith Urban
Need You Now
#Lady Antebellum
Rock
View All (137)
Breath
#Breaking Benjamin
Numb
#Linkin Park

Choose Your Music Genre

3



Top 40's
New Rules
#Dua Lipa
Finesse
#Bruno Mars
God is a Woman
#Ariana Grande
Demons
#Imagine Dragons
Eastside
#Khalid (ft. Halsey)
Girls Like You
#Maroon 5

Scroll & Select Your Song

4



Practice Lines
Press button to hear the line
Press button to test your pronunciation
Y quedé a pasar la noche
And stayed for the night
Y con ellos mi ilusión,
And my illusion with them,
Pero así estamos mejor
But we're better like this
Y que tú, te duermes en la calma
And that you sleep calm
Y yo pienso que está bien
READY TO BEGIN!

Follow Along Translations into Your Language

5



00:58
Y yo también te juré mucho
Para así poder seguirte hasta el final de tu expedición
Y con ellos mi ilusión,
y con ellos mio adopcion
In order to follow you until the end of your expedition
And I also swore to you a lot

Sing With Artist, Get Immediate Feedback